UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

May 23, 2024

___________________________

Commission File Number: 001-41676
____________________________________________

Himalaya Shipping Ltd.

(Translation of Registrant’s name into English)
____________________________________________

S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Yes ☒ No ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K is our Unaudited Consolidated Financial Statements for the three months ended March 31, 2024.

Exhibits.

Exhibit	Description
99.1	Unaudited Interim Financial Report for the three months ended March 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Himalaya Shipping Ltd.
(Registrant)

	By:	/s/ Herman Billung
	Name:	Herman Billung
May 23, 2024	Title:	Chief Executive Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

This document and any other written or oral statements made by us in connection with this document may include forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “aim,” “believe,” “assuming,” “anticipate,” “could,” “expect,” “intend,” “estimate,” “forecast,” “project,” “likely to,” “plan,” “potential,” “will,” “may,” “should,” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, contracts to acquire newbuilding vessels and associated financing agreements, expected delivery of our vessels under our newbuilding program, statements about the benefits of our vessels, including the ability to bunker with LNG, LSFO, or HSFO, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, including activity levels in the industry, expected trends, including trends in the global fleet, expected demand for vessels and utilization of the global fleet and our fleet, fleet growth, new orderings, limited yard capacity, statements about our dividend objectives and plans, expected growth in vessel supply and state of current global fleet,, and the statements in this document under the heading “Going Concern” in Note 1 of the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2024 (the “Unaudited Consolidated Financial Statements”).

These forward-looking statements are not statements of historical facts and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements, including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to complete the purchase of the vessels we have agreed to acquire;
•our ability to meet the conditions and covenants in our financing agreements;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•compliance with, and our liabilities under, governmental, tax environmental and safety laws and regulations;
•potential disruption of shipping routes due to accidents, hostilities or political events;
•our ability to refinance our debt as it falls due;
•our continued borrowing availability under our sale and leaseback agreements in connection with our vessels and compliance with the financial covenants therein;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•our ability to pay dividends and the amount of dividends we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under “Item 3. Key Information - D. Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no and expressly disclaim any obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Management Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2024 and 2023. Unless the context indicates otherwise, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. Unless otherwise indicated, all references to “$” in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our annual report on Form 20-F for the year ended December 31, 2023.

Overview

We are a bulk carrier company with ten vessels that have been delivered and are in operation, and contracts to acquire an additional two vessels under construction, which when delivered will give us a fleet of 12 Newcastlemax dry bulk vessels each with capacity in the range of 210,000 dwt. Our vessels are equipped with the latest generation dual fuel LNG technology, with fuel-saving devices and exhaust gas cleaning systems or “scrubbers”, which we believe make our vessels more fuel efficient, more cost effective, and environmentally friendly as compared to older dry bulk vessels without these features.

We expect the dual fuel capability to be a benefit when LNG is economical to use. One of our vessels, Mount Elbrus, has been operating on LNG since its delivery in January 2024.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5. Operating and Financial Review and Prospects - Significant Developments since January 1, 2024” and “Note 18. Subsequent events” of our audited financial statements for the year ended December 31, 2023, which are included in our Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 27, 2024.

See below a description of certain developments that have occurred since March 31, 2024:

Delivery of new vessels

We took delivery of an additional newbuilding vessel, Mount Denali from New Times Shipyard in April 2024 and the time charter with the charterer commenced shortly thereafter.

Financing

In conjunction with the delivery of Mount Denali, the sale and leaseback financing arrangement with CCBFL closed and we drew down $49.2 million.

Dividends

Dividends declared in March 2024 of $0.03 per common share for a total of $1.3 million were paid in April 2024.

In April 2024, we declared dividends of $0.03 per common share for a total of $1.3 million, which were paid in May 2024 and in May 2024, we declared dividends of $0.04 per common share for a total of $1.8 million, which will be paid in June 2024.

Operating and Financial Review

Set forth below is selected financial information for the three months ended March 31, 2024 and 2023.

	Three months ended March 31,
(in $ thousands)	2024	2023	Change	% Change
Total operating revenues	23,581	1,442	22,139	1535%

Vessel operating expenses	(4,928)	(252)	(4,676)	1856%
Voyage expenses and commission	(334)	(10)	(324)	3240%
General and administrative expenses	(1,472)	(531)	(941)	177%
Depreciation and amortization	(5,430)	(392)	(5,038)	1285%
Total operating expenses	(12,164)	(1,185)	(10,979)	926%
Operating income	11,417	257	11,160	4342%
Total financial expenses, net	(8,925)	(280)	(8,645)	3088%
Net income / (loss) before income taxes	2,492	(23)	2,515	(10935)%
Income tax expense	—	—	—	—%
Net income/ (loss)	2,492	(23)	2,515	(10935)%

Three months ended March 31, 2024 compared with the three months ended March 31, 2023

Net income increased by $2.5 million to $2.5 million for the three months ended March 31, 2024 compared to a net loss of $23.0 thousand in the same period in 2023. This is primarily a result of the following:

Total operating revenues:

Time charter revenue increased by $22.1 million. The increase is a result of nine vessels in operation during the three months ended March 31, 2024 compared to two vessels in operation during the three months ended March 31, 2023. During the three months ended March 31, 2024, the vessels earned an average daily time charter equivalent (“TCE”) earnings, gross of $30,600/day, operating for a total of 798 days across the fleet compared to $28,200/day for a total of 53 days in the same period in 2023.

Set forth below is a reconciliation of average TCE earnings, gross (unaudited) to total operating revenues for the periods presented. See "Non-GAAP Financial Measures".

In $ thousands, except average daily TCE earnings and number of days	Three months ended March 31,
	2024	2023	Change	% Change
Total operating revenues	23,581	1,442	22,139	1535%
Add: Address commissions	840	55	785	1427%
Total operating revenues, gross	24,421	1,497	22,924	1531%
Fleet operational days	798	53	745	1406%
Average Daily TCE earnings Gross	30,600	28,200	2,400	9%

Vessel operating expenses:

Vessel operating expenses increased by $4.7 million. The increase is a result of nine vessels in operation during the three months ended March 31, 2024 compared to two vessels in operation during the same period in 2023. Vessel operating expenses include, among others, crew costs, insurance, spares, lube oils and management fees. The average vessel operating expense per day across the fleet was $6,200 and $4,800 for the three months ended March 31, 2024 and 2023, respectively.

Average vessel operating expense per day is calculated by dividing vessel operating expenses by the number of calendar days the fleet operated in the three months ended March 31, 2024 and March 31, 2023 of 798 days and 53 days, respectively.

Voyage expenses and commission:

Voyage expenses and commission increased by $0.3 million. The increase is a result of nine vessels in operation during the three months ended March 31, 2024 compared to two vessels in operation during the same period in 2023. Voyage expenses and commission are mainly comprised of brokers’ commissions.

General and administrative expenses:

General and administrative expenses increased by $0.9 million. The increase is primarily a result of an increase in administrative costs necessary to operate as a U.S. listed company following the Company’s U.S. IPO in April 2023, which mainly resulted in increases in Directors and Officers Liability insurance of $0.3 million, director and employee costs of $0.2 million, legal fees of $0.1 million, and management fees from 2020 Bulkers Management AS of $0.2 million.

Depreciation and amortization:

Depreciation and amortization increased by $5.0 million. The increase is a result of the increase in the number of depreciable assets with nine vessels in operation during the three months ended March 31, 2024 compared to two vessels in operation during the same period in 2023.

Total financial expenses, net:

Set forth below is a breakdown of our total financial expenses, net for the periods presented.

	Three months ended March 31,
In $ thousands:	2024	2023	Change	% Change
Interest income	193	10	183	1830%
Interest expense, net of amounts capitalized	(9,133)	(298)	(8,835)	100%
Other financial expenses, net	15	8	7	88%
Total financial expenses, net	(8,925)	(280)	(8,645)	3088%

Interest income increased by $0.2 million. The overall increase is a direct result of an increase in the average cash balance during the three months ended March 31, 2024 compared to the same period in 2023, resulting in an increase in interest income.

Interest expense, net of amounts capitalized, increased by $8.8 million. The increase is mainly due to the increase in outstanding debt from $197.5 million as of March 31, 2023 to $583.3 million as of March 31, 2024 following the delivery of seven vessels. Upon delivery of the vessels, the Company closed its sale and leaseback financing arrangements, whereby upon delivery, the vessels were sold to special purpose vehicles (“SPVs”) and leased back to the Company under bareboat charters. Nine vessels were operating under bareboat charters during the three months ended March 31, 2024 compared to two vessels in the same period in 2023.

Adjusted EBITDA: Adjusted EBITDA increased by $16.2 million for the three months ended March 31, 2024 compared to the same period in 2023. Adjusted EBITDA is a non-GAAP measure. We present Adjusted EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of Adjusted EBITDA to net profit (loss) for the periods presented. See “Non-GAAP Financial Measures”.

	Three months ended March 31,
In $ thousands:	2024	2023	Change	% Change
Net profit (loss)	2,492	(23)	2,515	(10935)%
Depreciation and amortization	5,430	392	5,038	1285%
Total financial expenses, net	8,925	280	8,645	3088%
Income tax	—	—	—	—%
Adjusted EBITDA	16,847	649	16,198	2496%

Liquidity and Capital Resources

We operate in a capital-intensive industry and have substantially financed our purchase of newbuildings through a combination of equity capital, and sale and leaseback financing. Since the delivery of the six vessels in 2023 and the delivery of the four vessels in 2024, we have financed our working capital requirements from cash generated from operations and equity offerings.

Our ability to generate adequate cash flows on a short and medium-term basis depends substantially on the trading performance of our vessels. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

We expect continued volatility in dry bulk market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity.

Our short-term liquidity requirements relate to funding working capital requirements, payment of newbuilding installments, and lease payments under our sale and leaseback agreements. Sources of short-term liquidity include cash, payments from customers under charters, and amounts available under our $10 million Revolving Credit Facility with Drew, under which drawings are permitted until December 31, 2024. In addition, our sale and leaseback agreements contain debt incurrence covenants which could limit our ability to raise debt financing to meet liquidity or other capital requirements.

As of March 31, 2024, we had cash and cash equivalents of $25.7 million. Our cash and cash equivalents are held primarily in U.S. dollars.

As of March 31, 2024, the remaining payments required for our three shipbuilding contracts amounted to $155.7 million. Under the sale and leaseback agreements, as of that date we had committed financing for the delivery installments under the shipbuilding contracts for an estimated amount of $147.6 million (of which $49.2 million has since been drawn to fund the delivery installment of “Mount Denali”).

Our medium and long-term liquidity requirements include lease payments for our vessels and working capital requirements.

Borrowing Activities

As of March 31, 2024, we had principal debt outstanding of $598.0 million, of which $17.8 million and $6.6 million are payable in the remaining nine months of 2024 and the first three months of 2025, respectively.

As of March 31, 2024, we were in compliance with all our covenants under our financing arrangements. See Note 13 - Debt in our unaudited consolidated financial statements included herein for additional information.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale and leaseback financing arrangements

During the three months ended March 31, 2024, the Company drew $49.2 million on the financing to pay scheduled delivery installment on the “Mount Elbrus.”

After 180 days following the delivery of each newbuilding, each subsidiary under the CCBFL sale and leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel.

As of March 31, 2024, the Company is required to maintain a total minimum cash balance of $3.0 million in the subsidiaries that lease “Mount Matterhorn” and “Mount Neblina,” which is included in cash and cash equivalents as of March 31, 2024 as there are no legal restrictions on the bank account.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing arrangements

The Company drew down $98.6 million from Jiangsu for delivery installments on “Mount Hua” and “Mount Bandeira” during the three months ended March 31, 2024.

Cash Flows

The table below sets forth cash flow information for the periods presented.

	Three months ended March 31
In $ thousands	2024	2023	Change	% Change
Net cash provided by operating activities	11,172	2,569	8,603	335%
Net cash used in investing activities	(153,812)	(130,815)	(22,997)	18%
Net cash provided by financing activities	142,814	128,964	13,850	11%
Net increase in cash and cash equivalents and restricted cash	174	718	(544)	(76)%
Cash and cash equivalents and restricted cash at beginning of period	25,553	263	25,290	9616%
Cash and cash equivalents and restricted cash at end of period	25,727	981	24,746	2523%

Operating Activities

Net cash provided by operating activities increased by $8.6 million to $11.2 million for the three months ended March 31, 2024 compared to $2.6 million for the same period in 2023. The increase is primarily a result of the increase in operating profit in the quarter ended March 31, 2024 due to an increase in the number of operating vessels and operating days.

Investing Activities

Net cash used in investing activities of $153.8 million for the three months ended March 31, 2024 is comprised of:

•$150.3 million for the final installment payments on the delivery of “Mount Bandeira,” “Mount Hua” and “Mount Elbrus,” of which $98.6 million and $49.2 million were financed by the sale and leaseback arrangements with Jiangsu and CCBFL, respectively; and
•$3.5 million in newbuilding supervision fees and capitalized interest.

Net cash used in investing activities of $130.8 million for the three months ended March 31, 2023 is comprised of:

•$20.6 million for the third installment payments for “Mount Elbrus,” “Mount Hua” and “Mount Bandeira;”
•$6.8 million for the fourth installment payment for “Mount Neblina;”
•$99.8 million for the fifth and sixth installment payments for “Mount Norefjell” and “Mount Ita;” and
•$3.6 million in newbuilding supervision fees and capitalized interest.

Financing Activities

Net cash provided by financing activities of $142.8 million for the three months ended March 31, 2024 is comprised of:

•proceeds from issuance of long-term debt of $147.8 million, comprised of (i) $98.6 million drawn down under the sale and leaseback financing with Jiangsu, and (ii) $49.2 million drawn down under the sale and leaseback financing with CCBFL.

Partially offset by:

•repayments of long-term debt of $3.4 million;
•payment of deferred financing charges to other third parties such as lawyers and brokers of $1.2 million; and
•payment of dividends of $0.4 million.

Net cash provided by financing activities of $129.0 million for the three months ended March 31, 2023, is comprised of:

•proceeds from issuance of long-term and short-term debt (net of deferred finance charges paid to lender) of $132.7 million, comprised of (i) $100.2 million drawn down under the sale and leaseback financing with AVIC, (ii) $13.7 million drawn down as pre-delivery financing from Jiangsu, (iii) $13.7 million drawn down as pre-delivery financing from CCBFL, and (iv) $7.5 million drawn down under the DNB Bridge Facility in March 2023, offset by deferred finance charges paid to lenders of $2.4 million; and
•proceeds from draw down on the Drew revolving credit facility of $1.0 million

Partially offset by:

•payment of deferred financing charges to other third parties of $1.5 million;
•repayments of long-term debt of $1.2 million; and
•repayment of the Drew revolving credit facility of $2.0 million.

Going Concern Assumption

Refer to Note 1 of our Unaudited Consolidated Financial Statements included herein for our going concern assessment.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with U.S. GAAP, this report contains references to the non-GAAP financial measures, Average TCE Earnings, Gross and Adjusted EBITDA. We believe that these non-GAAP financial measures provide useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Average TCE Earnings, Gross	Total operating revenues	Time charter revenues and voyage charter revenues, add back address commission, and divided by operational days.	Provides additional meaningful information for investors to analyze our fleets’ daily income performance.
Adjusted EBITDA	Net income (loss)	Net income (loss) adjusted for: depreciation of vessels and equipment; total financial expenses, net; and income tax expense.	Increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of depreciation, financing and tax items.

We believe average TCE revenues provides additional meaningful information for investors to analyze our fleets’ daily income performance.

We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for taxes, working capital or debt service.

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

Himalaya Shipping Ltd.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ thousands except share and per share data)

	Notes	Three months ended March 31, 2024	Three months ended March 31, 2023
Operating revenues
Time charter revenues	8	23,581	1,442
Total operating revenues		23,581	1,442

Operating expenses
Vessel operating expenses		(4,928)	(252)
Voyage expenses and commissions		(334)	(10)
General and administrative expenses		(1,472)	(531)
Depreciation and amortization	11	(5,430)	(392)
Total operating expenses		(12,164)	(1,185)

Operating profit		11,417	257

Financial income (expenses), net
Interest income		193	10
Interest expense, net of amounts capitalized	7	(9,133)	(298)
Other financial expenses, net		15	8
Total financial income (expenses), net		(8,925)	(280)

Net income (loss) before income tax		2,492	(23)
Income tax (expense) / credit	5	—	—
Net income (loss) attributable to shareholders of Himalaya Shipping Ltd.		2,492	(23)
Total comprehensive income (loss) attributable to shareholders of Himalaya Shipping Ltd.		2,492	(23)

Basic and diluted earnings (loss) per share	6	0.06	—

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ thousands except share and per share data)

	Notes	March 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	13	25,727	25,553
Trade receivables		1,295	811
Other current assets	9	6,784	6,443
Total current assets		33,806	32,807

Non-current assets
Newbuildings	10	67,116	132,646
Vessels and equipment, net	11	647,665	428,617
Other non-current assets	10	—	5,136
Total non-current assets		714,781	566,399
Total assets		748,587	599,206

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	13	22,352	19,795
Trade payables		1,299	1,693
Accrued expenses	12	7,438	2,531
Other current liabilities		1,528	1,281
Total current liabilities		32,617	25,300

Non-current liabilities
Long-term debt	13	560,903	419,701
Total non-current liabilities		560,903	419,701
Total liabilities		593,520	445,001
Commitment and contingencies	15

Shareholders’ Equity
Common shares of par value $1.00 per share: authorized 140,010,000 (2023: 140,010,000) shares, issued and outstanding 43,900,000 (2023: 32,152,857) shares	17	43,900	43,900
Additional paid-in capital	17	14,038	111,788
Contributed surplus	17	96,120	—
Retained earnings/(accumulated deficit)		1,009	(1,483)
Total shareholders’ equity		155,067	154,205
Total liabilities and shareholders’ equity		748,587	599,206

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ thousands except share and per share data)

	Notes	Three months ended March 31, 2024	Three months ended March 31, 2023
Cash Flows from Operating Activities
Net profit (loss)		2,492	(23)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Non-cash compensation expense related to stock options		126	141
Depreciation of vessels	11	5,430	392
Amortization of deferred finance charges		505	120

Change in assets and liabilities:
Accounts receivable		(483)	(29)
Accounts payable		(394)	2,312
Accrued expenses		3,590	617
Other current and non-current assets		(340)	(2,547)
Other current liabilities		246	1,586
Net cash provided by operating activities		11,172	2,569

Cash Flows from Investing Activities
Additions to newbuildings		(153,812)	(130,815)
Net cash used in investing activities		(153,812)	(130,815)

Cash Flows from Financing Activities
Proceeds from issuance of long-term and short-term debt	13	147,850	132,695
Deferred loan costs paid		(1,148)	(1,543)
Proceeds from issuance of long-term debt from related party	16	—	1,020
Repayment of long-term debt from related party	16	—	(2,020)
Repayment of long-term debt		(3,449)	(1,188)
Dividend payment		(439)	—
Net cash provided by financing activities		142,814	128,964

Net increase in cash, cash equivalents and restricted cash		174	718
Cash, cash equivalents and restricted cash at the beginning of the period		25,553	263
Cash, cash equivalents and restricted cash at the end of the period		25,727	981

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(5,641)	(1,560)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Equity
(In $ thousands except share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Accumulated deficit	Total equity
Balance as at December 31, 2022	32,152,857	32,153	61,171	—	(2,997)	90,327
Share-based compensation		—	141	—	—	141
Total comprehensive loss		—	—	—	(23)	(23)
Balance as at March 31, 2023	32,152,857	32,153	61,312	—	(3,020)	90,445

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings/ (Accumulated deficit)	Total equity
Balance as at December 31, 2023	43,900,000	43,900	111,788	—	(1,483)	154,205
Transfer to contributed surplus		—	(97,876)	97,876	—	—
Share based compensation		—	126	—	—	126
Dividend		—	—	(1,756)	—	(1,756)
Total comprehensive income		—	—	—	2,492	2,492
Balance as at March 31, 2024	43,900,000	43,900	14,038	96,120	1,009	155,067

See accompanying notes that are an integral part of these Unaudited Consolidated Financial Statements

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. We are listed on the New York Stock Exchange under the ticker HSHP and the Euronext Expand, operated by the Oslo Stock Exchange, under the ticker HSHP. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with capacity in the range of 210,000 dead weight tonnes (“dwt”) which are or will be equipped with the latest generation dual fuel LNG technology. As of March 31, 2024, we have a total of nine vessels in operation and have agreements to acquire three dual fueled Newcastlemax dry bulk vessels, which are under construction. Of the three vessels under construction, one was delivered in April 2024, and the remaining vessels are expected to be delivered by June 2024. The Company has entered into sale and leaseback financing arrangements for its vessels and newbuildings which are described in Note 13.

As used herein, and unless otherwise required by the context, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its” or references to specific entities, is not intended to be a precise description of corporate relationships.

Going Concern

The unaudited consolidated financial statements have been prepared on a going concern basis.

As of March 31, 2024, the Company has cash and cash equivalents of $25.7 million. In addition, the Company has $10.0 million available to drawdown under the Drew revolving credit facility.

We believe that we will have sufficient resources to satisfy our obligations in the ordinary course of business for the 12-month period from the date these Unaudited Consolidated Financial Statements were issued. We have performed stress testing with respect to our forecasted cash positions under various scenarios, and accordingly we believe we will meet our obligations as and when they fall due.

Note 2 - Basis of Preparation and Accounting Policies

Basis of preparation

The unaudited consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2023, which are included in our Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 27, 2024. The Unaudited Consolidated Balance Sheet data for December 31, 2023 was derived from our audited annual financial statements. The amounts are presented in thousands of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of March 31, 2024, and its results of operations and cash flows for the three months ended March 31, 2024 and 2023.

Significant accounting policies

The accounting policies adopted in the preparation of the Unaudited Consolidated Financial Statements for the three months ended March 31, 2024 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2023.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards

In November 2023, the FASB issued ASU 2023-07 (Topic 280 Segment Reporting): Improvements to Reportable Segment Disclosures requiring disclosure of incremental segment information for all public entities to enable investors to develop more decision-useful financial analyses, such as:

1.On an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM);
2.On an annual and interim basis, other segment items by reportable segment with a description of its composition;
3.All annual disclosures about a reportable segment’s profit or loss and assets required by Topic 280 in interim periods;
4.One or more additional measures of segment profit if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and making decisions on how to allocate resources. However, the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements should be at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed);
5.The title and position of the CODM and how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and making decisions about how to allocate resources;
6.For an entity with a single reportable segment, all the disclosures required by the amendments and all existing segment disclosures under Topic 280.

ASU 2023-07 will be effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in this update are required to be applied retrospectively to all periods presented in the financial statements, unless it is impracticable. The Company is currently reviewing the impact that the adoption of ASU 2023-07 may have on the Company's annual consolidated financial statements and disclosures.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of March 31, 2024:

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Standard	Description	Date of adoption	Expected Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2023-6 Disclosure Improvements - Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative	The amendments represent changes to clarify or improve disclosure and presentation requirements of a variety of Topics. Amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.	The date on which SEC removes related disclosure or two years later	Under evaluation
ASU 2023-9 Income Taxes (Topic 740) - Improvements to Income Tax Disclosures	The amendments improve the transparency of income tax disclosures by requiring annual disclosure of (1) specific categories in the rate reconciliation; and (2) additional information for reconciling items if the effect of those reconciling items is equal to or greater than 5% .of the resulting amount by multiplying pretax income (or loss) by the applicable statutory income tax rate. An entity is also required to provide the nature, effect and underlying causes of the reconciling items, and the judgment used in categorizing them, if not otherwise evident.

	The amendments also improve the comparability and effectiveness of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that are no longer considered relevant or cost beneficial.	January 1, 2025	Under evaluation
ASU 2024-02 Codification Improvements - Amendments to Remove References to the Concepts Statements.
The amendments remove references to various Concepts Statements that were either (i) extraneous and not required to understand or apply the guidance, or (ii) used in prior statements to provide guidance in certain topics.
		January 1, 2025	Under evaluation

The FASB have issued further updates not included above as we do not believe that these are applicable to the Company

Note 4 - Segment

Our chief operating decision maker, or the CODM, being our Board of Directors, measures performance based on our overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated Group and we only have one reportable segment.

Note 5 - Income Taxes

Bermuda
Himalaya Shipping Ltd. is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. Himalaya Shipping Ltd. has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
On December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least EUR750 million for two out of the last four fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax, as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities).

While we have a tax exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regards to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda.

Liberia
The vessel owning companies are not subject to tax on international shipping income.

United Kingdom
Taxable income in the United Kingdom is generated by our UK subsidiary. The statutory tax rate in the United Kingdom as of March 31, 2024 was 25%.

Note 6 - Earnings Per Share

The computation of basic earnings (loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period. The assumed conversion of potentially dilutive instruments which are 735,000 share options outstanding as at March 31, 2024 does not have an impact on our weighted average number of shares outstanding used in calculating diluted EPS. Diluted EPS excludes the potential effect of the assumed conversion of 620,000 share options outstanding as at March 31, 2023 as these were anti-dilutive.

(in $ thousands except share and per share data)	Three months ended March 31, 2024	Three months ended March 31, 2023
Basic and diluted earnings (loss) per share	0.06	—

Net income (loss)	2,492	(23)
Issued common shares at the end of the period	43,900,000	32,152,857
Weighted average number of shares outstanding for the period, basic and diluted	43,900,000	32,152,857

Note 7 - Interest Expense

(in $ thousands )	Three months ended March 31, 2024	Three months ended March 31, 2023

Interest expense, gross	10,406	2,010
Capitalized interest on newbuildings	(1,273)	(1,712)
Interest expense, net	9,133	298

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 8 - Operating Leases

Rental income

The components of operating lease income are as follows:

(in $ thousands )	Three months ended March 31, 2024	Three months ended March 31, 2023

Time charter revenues	23,581	1,442

Time charter revenues on our index-linked charters were $8.5 million and $0.7 million in the three months ended March 31, 2024 and March 31, 2023, respectively.

Note 9 - Other current assets

	March 31, 2024	December 31, 2023
(in $ thousands)
Prepaid interest(1)	2,396	2,410
Other prepaid expenses(2)	1,409	997
Inventory	1,009	634
Other current assets(3)	1,970	2,402
Total	6,784	6,443

(1) Prepaid interest pertains to interest paid in advance for “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”. Bareboat payments on the lease for these vessels were paid in advance.

(2) Other prepaid expenses are comprised primarily of prepaid operating expenses and cash advance to crew for delivered vessels.

(3) Other current assets mainly relate to funding advanced to vessel managers.

Note 10 - Newbuildings

The table below sets forth the carrying value of our newbuildings:

	March 31, 2024	December 31, 2023
(in $ thousands)
Opening balance	132,646	176,145
Installment payments (1)	155,055	378,305
Capitalized interest	1,273	7,805
Other capitalized costs (2)	2,620	8,126
Reclassification to Vessels and equipment (3)	(224,478)	(437,735)
Total	67,116	132,646

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
(1) Installment payments in the three months ended March 31, 2024 include $155.1 million for the fifth and sixth installments net of address commissions to New Times Shipyard for newbuildings “Mount Bandeira”, “Mount Hua” and “Mount Elbrus”. Of this amount, $5.1 million relating to the sixth installments was paid in December 2023 in advance of their deliveries in January 2024 and were presented as “Other non-current assets” on the consolidated balance sheet as of December 31, 2023.

The Company drew down $147.8 million on the sale and leaseback financing to fund these installments and the installment payments were made by CCBFL and Jiangsu (as these terms are defined in Note 13) on behalf of the Company.

(2) Other capitalized costs includes direct costs associated with the supervision of our newbuilding program.

(3) “Mount Bandeira”, “Mount Hua” and “Mount Elbrus” were delivered in the three months ended March 31, 2024 and their corresponding costs were reclassified to Vessels and equipment (see Note 11 - Vessels and Equipment, net).

The remaining contracted installments as of March 31, 2024, payable on delivery to New Times Shipyard, are approximately $155.7 million. See Note 15 - Commitments and Contingencies.

Note 11 - Vessels and Equipment, net

Vessels and Equipment
(in $ thousands)
Cost
As of January 1, 2024	437,735
Additions	224,478
As of March 31, 2024	662,213

Vessel and Equipment
(in $ thousands)
Depreciation and Amortization
As of January 1, 2024	(9,118)
Charge for the period	(5,430)
As of March 31, 2024	(14,548)

Net book value as of March 31, 2024	647,665

The table below presents the dates the vessels were delivered to the Company:

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Vessel	Delivery Date
Mount Norefjell	March 2, 2023
Mount Ita	March 9, 2023
Mount Etna	April 13, 2023
Mount Blanc	May 31, 2023
Mount Matterhorn	July 13, 2023
Mount Neblina	August 29, 2023
Mount Bandeira	January 5, 2024
Mount Hua	January 8, 2024
Mount Elbrus	January 11, 2024

During the three months ended March 31, 2024, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of March 31, 2024 and concluded that no such events occurred. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.

Note 12 - Accrued expenses

Accrued expenses comprise of:

	March 31, 2024	December 31, 2023
(in $ thousands)
Accrued interest(1)	4,569	1,318
Dividends payable(2)	1,317	—
Accrued operating expenses	1,034	724
Other accrued expenses(3)	518	489
Total	7,438	2,531

(1) Accrued interest pertains to unpaid interest on the sale and leaseback facilities for “Mount Bandeira”, “Mount Elbrus”, “Mount Hua”, “Mount Matterhorn” and “Mount Neblina”. Bareboat payments on the lease for these vessels are paid in arrears. Three vessels were delivered in January 2024 which contributed to the increase in accrued interest at March 31, 2024.

(2) In March 2024, the Board approved a cash distribution of $0.03 per share for February 2024 which was paid in April 2024.

(3) Other accrued expenses include accruals for commissions, audit, legal and management fees.

Note 13 - Debt

	March 31, 2024	December 31, 2023
(in $ thousands)

Total debt, net of deferred finance charges	583,255	439,496
Less: Current portion of long-term debt, net of deferred finance charges	(22,352)	(19,795)
Long-term debt, net of deferred finance charges	560,903	419,701

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

	March 31, 2024	December 31, 2023
(in $ thousands)
Vessel financing (Mount Norefjell)	60,675	61,297
Vessel financing (Mount Ita)	60,680	61,302
Vessel financing (Mount Etna)	61,214	61,812
Vessel financing (Mount Blanc)	61,073	61,681
Vessel financing (Mount Matterhorn)	62,009	62,509
Vessel financing (Mount Neblina)	62,009	62,509
Vessel financing (Mount Hua)	63,000	13,683
Vessel financing (Mount Bandeira)	63,000	13,683
Vessel financing (Mount Elbrus)	63,000	13,783
Vessel financing (Mount Denali)	13,783	13,783
Vessel financing (Mount Aconcagua)	13,783	13,783
Vessel financing (Mount Emai)	13,783	13,783
Total long-term debt, gross	598,009	453,608
Less: Deferred finance charges	(14,754)	(14,112)
Total debt, net of deferred financing charges	583,255	439,496

The outstanding debt, gross of deferred finance charges, as of March 31, 2024, is repayable as follows:

Year ending December 31
(in $ thousands)
2024 (remaining nine months)	17,785
2025(1)	26,913
2026	26,064
2027	27,539
2028	29,563
Thereafter	470,145
Total	598,009
Deferred finance charges	(14,754)
Total debt, net of deferred financial charges	583,255

(1) $6.6 million repayable in the three months ended March 31, 2025.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
AVIC International Leasing Co., Ltd. (“AVIC”) – Sale and leaseback financing arrangements

The Company has entered into sale and leaseback transactions accounted for as financing transactions. In February 2022, the Company entered into sale and leaseback arrangements with AVIC for the first four newbuildings “Mount Norefjell”, “Mount Ita”, “Mount Etna”, and “Mount Blanc” which have been delivered from New Times Shipyard. Pursuant to the lease financing, Himalaya Shipping received pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million paid for each of the third and fourth installments). As security for the pre-delivery financing, the Company entered into an agreement to assign in favor of AVIC the first four newbuilding contracts and the related refund guarantees, as well as a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by AVIC. The vessels were delivered in 2023 and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is at a price of $56.9 million and then declines to $47.2 million after year 7.

In February 2023, the sale and leaseback agreements for the first four newbuildings were amended whereby AVIC agreed to finance 90% of the sixth installments on the newbuilding contracts or $2.2 million for each vessel relating to the cost of installing scrubbers on each vessel. This is repayable in advance in 12 quarterly installments of $180,000 for each vessel, together with interest calculated as: a) LIBOR plus a margin of 4.5% for the period until June 30, 2023; and b) Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023.

Under the relevant financing agreements, payment of dividends or making of other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the bareboat rate under the facility and the operating expenses for the vessel that are payable within the next six months.

The fixed price purchase options and a cash penalty of $25.0 million per vessel for not exercising any of the purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

In the year ended December 31, 2023, the Company has drawn $200.0 million on the financing to pay scheduled delivery installments for the first four newbuildings. The carrying value of Vessels and equipment financed by AVIC is $279.7 million as of March 31, 2024. The amount outstanding under the facility was $243.6 million and $246.1 million as of March 31, 2024 and December 31, 2023, respectively.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale and leaseback financing arrangements

In April 2022, the Company entered into sale and leaseback arrangements with CCBFL for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” to be delivered from New Times Shipyard. Pursuant to the lease financing, CCBFL is to provide pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million and $6.9 million) to be paid for each of the third and fourth installment for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua” and “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”, respectively. As security for the pre-delivery financing, the Company entered into an agreement to assign in favor of CCBFL the relevant newbuilding contracts and the related refund guarantees, as well as a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were or will be sold to companies owned and designated by CCBFL. The financing amount for each of the vessels, including those to be delivered, is the lower of 90% of the newbuilding contract price and $63.0 million. The vessels were or will be chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million declining to $46.0 million after year 7.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

During the three months ended March 31, 2024, the Company drew $49.2 million (year ended 2023: $160.6 million) on the financing to pay scheduled delivery installments. The amount outstanding under the facility was $228.4 million and $180.2 million as of March 31, 2024 and December 31, 2023, respectively.The carrying value of newbuildings financed by CCBFL is $67.1 million and $87.7 million as of March 31, 2024 and December 31, 2023, respectively. The carrying value of vessels and equipment financed by CCBFL was $219.8 million and $146.5 million as of March 31, 2024 and December 31, 2023, respectively.

After 180 days of the delivery of each newbuilding, each subsidiary under the CCBFL sale and leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel. As of March 31, 2024, the Company is required to maintain a total minimum cash balance of $3.0 million in the subsidiaries that lease “Mount Matterhorn” and “Mount Neblina,” which are included in cash and cash equivalents on the Unaudited Consolidated Balance Sheet as of March 31, 2024 as there are no legal restrictions on the bank account.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing

In December 2022, the Company, CCBFL and Jiangsu entered into novation and assignment agreements to transfer and assign all of CCBFL’s rights and obligations to Jiangsu under the corresponding sale and leaseback arrangements for newbuildings “Mount Bandeira” and “Mount Hua”. The novation was accounted for as a debt extinguishment. The transfer was effective in March 2023. The terms under the sale and leaseback arrangements remain unchanged. Upon delivery of the relevant vessels from New Times Shipyard in January 2024, the vessels were sold to companies owned and designated by Jiangsu and chartered back on seven-year bareboat charters, which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million and declines to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

The Company drew down $98.6 million from Jiangsu for delivery installments on the “Mount Hua” and “Mount Bandeira” during the three months ended March 31, 2024 (year ended 2023: $27.4 million). The amount outstanding under the facility was $126.0 million and $27.4 million as of March 31, 2024 and December 31, 2023, respectively. The carrying value of vessels and equipment financed by Jiangsu was $148.2 million as of March 31, 2024.

The bareboat rate per day under the sale and leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale and leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. Bareboat payments are paid quarterly in advance under the arrangement with AVIC and quarterly in arrears under the arrangements with CCBFL and Jiangsu. The Company has classified the estimated amortization of the bareboat payments due within twelve months from March 31, 2024 as “Current portion of long-term debt” on the “Consolidated Balance sheet.”

Drew Holdings Limited. (“Drew”) – Revolving Credit facility

In December 2022, the Company entered into a $15.0 million Revolving Credit Facility agreement with Drew, who is a significant shareholder in the Company. The facility was available to the Company until December 31, 2023 and was repayable on December 31, 2024 at the latest. In December 2022, the Company drew $1.0 million on the Revolving Credit Facility with Drew. This amount was fully repaid in the year ended December 31, 2023.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Effective December 18, 2023, an addendum to the Drew facility was executed, decreasing the maximum amount available under the facility from $15.0 million to $10.0 million, and extending the maturity of the facility from December 31, 2024 to December 31, 2025. In addition, the addendum extended the drawdown window to December 31, 2024 and aligned the interest rate with the Term Secured Overnight Financing Rate (“SOFR”). The amended facility bears interest for the applicable interest periods under the facility, at a rate of SOFR plus a margin of 8% p.a.

As of March 31, 2024, the Company has $10.0 million available to draw down from this facility.

Note 14 - Financial Instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair values as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as at March 31, 2024 and December 31, 2023 were as follows:

		March 31, 2024		December 31, 2023
(in $ thousands)	Hierarchy	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents (1)	Level 1	25,727	25,727	25,553	25,553
Liabilities
Current portion of long-term debt (2)(3)	Level 2	24,379	24,379	21,234	21,234
Long-term debt (2)(3)	Level 2	576,390	573,631	429,037	432,374

(1) All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Thus, carrying value is a reasonable estimate of fair value.
(2) Fair value of current portion of long-term debt and long-term debt have been corroborated using discounted cash flow model and market interest rate as of March 31, 2024.
(3) Our debt obligations are recorded at amortized cost in the Consolidated Balance Sheets. The amounts presented in the table are gross of deferred financing charges amounting to $14.8 million and $14.1 million as of March 31, 2024 and December 31, 2023, respectively.

The carrying amounts of accounts receivable and accounts payable approximated their fair values as of March 31, 2024 and December 31, 2023 because of their near term maturity and are classified as Level 1 within the fair value hierarchy.

There have been no transfers between different levels in the fair value hierarchy during the periods presented.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 15 - Commitments and Contingencies

Assets pledged
	As of March 31, 2024	As of December 31, 2023
(in $ thousands)
Book value of vessels secured against long-term loans	647,665	428,617
Book value of newbuildings secured against long-term loans	67,116	132,646
Total	714,781	561,263

As of March 31, 2024, the Company had three vessels under construction. Total cost of scrubbers payable at delivery of the remaining three vessels under construction is $7.2 million.

As at March 31, 2024, the outstanding commitments under the three newbuilding contracts, including the installation of the exhaust gas cleaning systems are as follows:

2024	155,745
Total	155,745
Of the above amount, $147.6 million will be funded by CCBFL under the sale and leaseback arrangements.

Note 16 - Related Party Transactions

Drew and Magni Partners (Bermuda) Ltd.(“Magni”)

Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party as a result of being an affiliate of Drew. As of March 31, 2024, Drew holds 31.5% of the Company’s outstanding common shares.

In March 2022, the Company entered into a $15.0 million revolving credit facility agreement with Magni. The facility was unsecured and interest-bearing at a rate of LIBOR for the applicable interest periods under the facility, plus a margin of 8% p.a. The Magni Facility was available to the Company until December 31, 2023 and was to be repaid latest on December 31, 2024. In December 2022, the revolving credit facility was cancelled and a new revolving credit facility with Drew was entered into on the same terms.

Effective December 18, 2023, an addendum to the Drew facility was executed, decreasing the maximum amount available under the facility from $15.0 million to $10.0 million, and extending the maturity of the facility from December 31, 2024 to December 31, 2025. In addition, the addendum extended the drawdown window to December 31, 2024 and aligned the interest rate with the Term SOFR. The amended facility bears interest for the applicable interest periods under the facility, at a rate of SOFR plus a margin of 8% p.a.

As of March 31, 2024, the Company has $10.0 million available to draw down from this facility.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Corporate support agreement

The Company’s incorporator and initial, sole shareholder, Magni has been the key initiator of the Himalaya project and has provided corporate and financial assistance throughout the process, including extensive assistance in connection with obtaining the financing for the installments to date as well as the private placements. The Company has entered into a corporate support agreement with Magni whereby Magni is compensated for its services to the Group since the inception of the Company, and for its key role in identifying and pursuing business opportunities for the Group (the “Corporate Support Agreement”). As Magni indirectly held a controlling interest at the time the Corporate Support Agreement was entered into, the Company has treated the Corporate Support Agreement as a related party agreement. Pursuant to the Corporate Support Agreement, Magni continued to support the Company’s business development through assisting with the pre-financing and post-financing of the Company’s newbuilding program, in finding employment for the vessels, in recruiting suitable individuals to the Company’s organization and with general high-level administrative support. The parties agreed in 2021 that compensation in the amount of $2.7 million which was to be paid by the Company to Magni in four equal tranches.

The tranches were split equally on each of the first four newbuildings delivered from New Times Shipyard in 2023, so that $0.674 million was payable on each such delivery. Such amount equals the address commission received on the first four vessels, which was agreed with the yard before the project opened to external investors.

Following the delivery of the first four vessels in 2023, the total fee of $2.7 million was paid in 2023.

Note 17 - Equity

The authorized share capital of the Company as of March 31, 2024 and December 31, 2023 is $140,010,000 represented by 140,010,000 authorized common shares of par value $1.00 each.

In January 2024, the shareholders, at a Special General Meeting, approved the transfer of $97.9 million to the Company’s Contributed Surplus Account from the Company's Share Premium account (Additional paid-in capital in the Company’s Consolidated Statement of Changes in Shareholder’s Equity).

In February 2024, the Board approved a cash distribution of $0.01 for January 2024 which was paid in March 2024. The distribution was made from the Company's Contributed Surplus account.

In February 2024, the Board approved a grant of 115,000 share options to key human resources and one director. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $8.00 per share and will be reduced by any dividends and cash distributions paid.

In March 2024, the Board approved a cash distribution of $0.03 per share for February 2024 which was paid in April 2024. The distribution was made from the Company's Contributed Surplus account.

Note 18 - Subsequent Events

The Company took delivery of one newbuilding vessel, “Mount Denali”, from New Times Shipyard in April 2024 and the time charter with the respective charterer commenced shortly thereafter.

The Board has approved cash distributions of $0.03 per share for shareholders of record as of April 19, 2024, and $0.04 per share for shareholders of record as of May 23, 2024. The distributions will be made from the Company's Contributed Surplus account.